SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

COOL HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

21640C105
(CUSIP Number)

October 29, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ] Rule 13d-1(d)

CUSIP No. 21640C105	13G	Page 2 of 5 Pages

1	Names of Reporting Persons
Sol Global Investments Corp.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Ontario
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,359,658
	6	Shared Voting Power

	7	Sole Dispositive Power
1,359,658
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,359,658 common shares as of October 29, 2019
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)

6.47%

The percentages used herein are calculated based upon 21,737,505 outstanding shares of the Issuer as of October 29, 2019, plus 3,439,229 common shares in aggregate underlying convertible notes which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

The convertible notes are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the Issuer’s common stock, as defined in Rule 16a-2 under the Act.

12	Type of Reporting Person (See Instructions)
CO

CUSIP No. 21640C105	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

Cool Holdings, Inc.

(b) Address of Issuer's Principal Executive Offices:

48 NW 25th Street, Suite 108
Miami, Florida 33127

Item 2.

(a)                Name of Person Filing:

                Sol Global Investments Corp.

(b)              Address of Principal Business Office or, if None, Residence:

100 King Street West, Suite 5600
Toronto, Ontario (Canada)
M5X 1C9

(c)                Citizenship:

Ontario, Canada

(d)              Title and Class of Securities:

Common Stock

(e)                CUSIP No.:

21640C105

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 21640C105	13G	Page 4 of 5 Pages

Item 4.      Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)    Amount beneficially owned: 1,359,658

(b)    Percent of class: 6.47%

The percentages used herein are calculated based upon 21,737,505 outstanding shares of the Issuer as of October 29, 2019, plus 3,439,229 common shares in aggregate underlying convertible notes which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Act”).

The convertible notes are not exercisable if, as a result of an exercise, the holder would then become a “ten percent beneficial owner” of the Issuer’s common stock, as defined in Rule 16a-2 under the Act.

(c)    Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote: 1,359,658

(ii)    Shared power to vote or to direct the vote: 0

(iii)   Sole power to dispose or to direct the disposition of: 1,359,658

(iv)   Shared power to dispose or to direct the disposition of: 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.    Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.    Ownership of more than Five Percent on Behalf of Another Person.

                 N/A

Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

                 N/A

CUSIP No. 21640C105	13G	Page 5 of 5 Pages

Item 8. Identification and classification of members of the group.

                      N/A

Item 9. Notice of Dissolution of Group.

                      N/A

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2019

SOL GLOBAL INVESTMENTS CORP.

/s/ Peter Liabotis
Name: Peter Liabotis, Chief Financial Officer